6-k
Conference Call Alert
Planegg/Munich, Germany, November 10, 2022

Invitation to MorphoSys’ Third Quarter and First Nine Months 2022 Results Conference Call on November 17, 2022

MorphoSys AG (FSE: MOR; NASDAQ: MOR) will publish its results for the third quarter and first nine months 2022 results on November 16, 2022 at 10:00 pm CET (9:00 pm GMT; 4:00 pm EST).
MorphoSys' Management team will host a conference call and webcast on November 17, 2022 at 2:00 pm CET (1:00 pm GMT; 8:00 am EST) to present the third quarter and first nine months financial results 2022 and provide an outlook for 2022.
The conference call will start with a presentation by the Management team followed by a Q&A session.
A live webcast and slides will be made available at the Investors section on MorphoSys' website, www.morphosys.com.
To join the conference call via phone, participants may pre-register and will receive dedicated dial-in details to easily and quickly access the call via the following website:
http://services.choruscall.it/DiamondPassRegistration/register?confirmationNumber=5172800&linkSecurityString=5f6d0a600
Please dial in 10 minutes before the beginning of the conference.
A replay of the conference will also be available at the corporate website following the live event.

About MorphoSys:
At MorphoSys, we are driven by our mission: More life for people with cancer. As a global commercial-stage biopharmaceutical company, we use groundbreaking science and technologies to discover, develop, and deliver innovative cancer medicines to patients. MorphoSys is headquartered in Planegg, Germany, and has its U.S. operations anchored in Boston, Massachusetts. To learn more, visit us at www.morphosys.com and follow us on Twitter and LinkedIn.

Forward Looking Statements
This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys' expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements, MorphoSys' reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys' Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Head of Investor Relations Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com
Eamonn Nolan Director, Communications Tel: +1 617-548-9271 eamonn.nolan@morphosys.com